August 3, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBM Bancorp, Inc. Registration Statement on Form S-1 (Registration No. 333-225353) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby join CBM Bancorp, Inc. in requesting acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will become effective at 3:00 p.m., Eastern Time, on August 7, 2018, or as soon thereafter as may be practicable.

Sincerely,
RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Allan D. Jean
Allan D. Jean
Director of Mutual Bank Services

cc:	Jessica Livingston

Division of Corporation Finance

U.S. Securities and Exchange Commission